Exhibit 99.1

 News Release

Kupol produces first gold

Toronto, Ontario, May 30, 2008 -- Kinross Gold Corporation [“Kinross”,TSX:K; NYSE:KGC] today announced the first production of gold and silver from its Kupol project in the Chukotka region of the Far Eastern Federal District of Russia.

Kupol is operated by the Chukotka Mining and Geological Company (CMGC), which is owned 75 per cent by Kinross and 25 per cent by the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab).

At approximately 11 a.m., local time, the first bar of gold-silver doré was produced from the Kupol mine.

“We are delighted to announce the first production, on schedule and on budget, from this outstanding, low-cost mine,” said Kinross President and CEO Tye Burt. “Our team in Russia deserves credit for successfully bringing Kupol from development to production within a remarkably short time frame, especially given the challenges of its remote arctic location. We would also like to acknowledge the significant support and contribution of our local government partners in making this project a reality.”

“We are very pleased that production has begun at Kupol,” said Vladimir Vildyakin, Head of Anadyr municipal rayon. “This is an important project for our region which promises to deliver major employment and economic benefits to the people of Chukotka in the years to come.”

Kinross’ share of Kupol’s 2008 production is expected to be approximately 365,000 to 390,000 gold equivalent ounces, at an average cost of sales of US$235 to $245 per ounce. Kupol is the first of three major new development projects for Kinross expected to come into production in 2008. The Paracatu expansion project in Minas Gerais state in Brazil is expected to begin commissioning in July 2008, and the Buckhorn project in Washington State, U.S.A., is expected to begin commissioning in October 2008. The three mines are expected to increase Kinross’ production to between 2.5 and 2.6 million gold equivalent ounces in 2009, while reducing the Company’s average cost of sales per ounce.

The Kupol mine is located north of the Arctic Circle, approximately 220 kilometres southeast of Bilibino, the nearest major city. The project consists of an open pit and underground mine and conventional mill, which is expected to reach its full production rate of 3,000 tonnes per day by October 2008. When Kupol becomes fully operational, it will employ approximately 1200 people.

“Along with our partners, we look forward to Kupol bringing significant employment and economic benefits to a relatively remote and undeveloped part of the Russian Federation,” said Mr. Burt. “For the last several years we have been in close consultation with the people of the region in order to ensure that we develop this project in a way that respects local culture and traditions, while at the same time maximizing the benefits for local people in terms of employment, economic and community development opportunities.”

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX: 416-363-6622 TOLL FREE: 866-561-3636	www.kinross.com

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact:
Mac Penney
Corporate Affairs
(416) 365-2717

Investor Relations:
Erwyn Naidoo
Vice President, Investor Relations
(416) 365-2744

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD CORPORATION